Frederic Dorwart, Lawyers

Attorneys at Law

Old City Hall	Telephone (918) 583-9928
124 East Fourth Street	Facsimile (918) 584-2729
Tulsa, Oklahoma 74103

MEMORANDUM

date:	March 24, 2016

subject:	Responses to Comments from SEC regarding the Cavanal Hill Funds’ (“CHF” or the “Trust”)
•	N-CSR filed November 3, 2015
•	Post-Effective Registration Statement filed December 21, 2015
•	Post-Effective Registration Statement filed January 6, 2016

to:	Amy E. Newsome Frederic Dorwart, Lawyers, Fund Counsel

from:	Ed Bartz, Securities Exchange Commission (“SEC”)

cc:	Jim Huntzinger, Brian Henderson, Cathy Dunn

The following comments were provided by Ed Bartz (the “SEC Reviewer”) in a phone conversation with Amy Newsome, Legal Counsel to the Cavanal Hill Funds, on February 23, 2016. Please see the Funds’ responses to the comments and let us know if you have any further questions.

Comment #1: General Comment. It appears that the Institutional Share Class of the Tax-Free Money Market Fund is inactive but the Series and Class information on file for the funds shows it as an active class.

Fund Response: The Tax-Free Money Market Fund is being transitioned to a retail fund, with a proposed effective date for the change of April 1, 2016. Upon effectiveness, the “Institutional Share Class” will change its name to the “Reserve Share Class” because keeping the word “Institutional” in a retail fund could create confusion. Indications of inactivity likely arise from the efforts to avoid additional sales to institutional investors in advance of the change.

Comment #2: N-CSR – Statement of Assets and Liabilities. Are there any open payables to Trustees at period end? If there are, that information should be disclosed separately in accordance with Regulation SX, Article 6 – 04.12. If there are not, no change is required.

Fund Response: No. Trustees are paid monthly, prior to month end. There have been no Trustee payables at 8/31/2015, or at any N-CSR period end.

Comment #3: N-CSR – Notes to Financials, Note 3. Were there any related party trades? If there were, disclose transaction and related party pursuant to Rule 17a-7 under the Investment Company Act.

Fund Response: There have been no related party trades to report.

Comment #4: 12/21/15 Statement of Additional Information, Trustee and Officer Tables – Please provide the address of each officer and trustee in accordance with Item 27b-5 of Form N-1A.

Fund Response: The introductory paragraph to the tables includes the following: “The business address of the persons listed below is One Williams Center BOKF Tower – 10 SW, Tulsa, Oklahoma.”

Comment #5: 1/6/15 General Comment – Please confirm pursuant to Rule 472 under the Securities Act that future 485A filings will include a marked copy.

Fund Response: The Fund hereby confirms that future 485A filings will include a copy marked against the prior filing.

Comment #6: General Comment – Each of the series include a footnote to the fee table regarding waiver agreements. Please confirm that waiver agreements and amendments thereto have been filed. Further, if any of the waiver agreements are subject to recoupment, please disclose.

Fund Response: All currently effective waiver agreements and amendments thereto have been filed. None of the waiver agreements include the right to recoupment.

Comment #7: Pg. 1, Statutory Prospectus – Principal Investment Strategy. Need to specify that repurchase agreements are collateralized by U.S. Treasury securities. Consider revision to the 99.5% policy to clarify use of cash or explain how the fund operates with only .05% of assets in cash or other securities. Consider use of language directly from 2a-7(a)(5). Also consider the need for an 80% policy.

Fund Response: The Fund has clarified its Principal Investment Strategy to reflect its use of cash, its 99.5% policy and its 80% policy.

Comment #8: Pg. 1, Statutory Prospectus – Principal Investment Strategy. Clarify in the strategy that this is a money market fund, given that is not part of the name.

Fund Response: The Fund added language to clarify that it operates as a money market fund.

Comment #9: Pg. 4, Statutory Prospectus – Principal Investment Strategy. Need to specify that repurchase agreements are collateralized by U.S. Government Securities. Consider revision to the 99.5% policy to clarify use of cash or explain how the fund operates with only .05% of assets in cash or other securities. Consider use of language directly from 2a-7(a)(5). Also consider the need for an 80% policy.

Fund Response: The Fund has clarified its Principal Investment Strategy to reflect its use of cash, its 99.5% policy and its 80% policy.

Comment #10: Pg. 9, Statutory Prospectus – Principal Investment Risks. Add a risk for municipal bonds.

Fund Response: The Fund added a risk factor describing the risks associated with investment in municipal bonds.

Comment #11: Pg. 13, Statutory Prospectus – Principal Investment Strategy. The language indicates that “the Fund invests primarily in debt obligations… that are rated within the three highest ratings categories assigned by a [NRSRO], or of comparable quality”. What else does the Fund invest in; any preferred or common stock? Further below, it indicates that “the Fund may invest in other debt securities.” If there are other types of investments, including other debt securities, that are part of the Fund’s Principal Investment Strategy, disclose the types and credit quality. If there are any that are lower credit quality, include a junk bond risk factor. Also need to add, “or if unrated,” prior to “comparable quality.”

Fund Response: The Fund does not invest in any debt obligations that are not rated within the three highest ratings categories or, if unrated, of comparable quality, at the time of purchase. We have removed the statement that the Fund may invest in other debt securities, which, like the use of the word “primarily,” was intended to address other possible investment vehicles, not credit quality. While continued use of the word “primarily” is appropriate, other investment types, if any, would not represent a principal investment strategy.

Comment #12: Pg. 13, Statutory Prospectus – Principal Investment Strategy. Please revise the wording of the Fund’s 80% policy to reflect that 80% of the assets are invested in short-term securities rather than securities with an average maturity of less than three years.

Fund Response: The Fund revised the wording of its 80% policy.

Comment #13: Pg. 13, Statutory Prospectus – Principal Investment Risks, Interest Rate Risk. The example included in the risk, “If a portfolio has a three year average maturity, then a 1% increase in interest rates would cause an estimated 3% decline in asset value of the portfolio” is really a duration example, not maturity.

Fund Response: The Fund determined that the example within the risk factor was not necessary and it has been removed.

Comment #14: Pg. 17, Statutory Prospectus – Principal Investment Strategy. The language indicates that “the Fund invests primarily in debt obligations… that are rated within the three highest ratings categories assigned by a [NRSRO], or of comparable quality.” What else does it invest in; any preferred or common stock? Further below, it indicates that “the Fund may invest in other debt securities.” If there are other types of investments, including other debt securities, that are part of the Fund’s Principal Investment Strategy, disclose the types and credit quality. If there are any that are lower credit quality, include a junk bond risk factor. Also need to add, “or if unrated,” prior to “comparable quality.”

Fund Response: The Fund does not invest in any debt obligations that are not rated within the three highest ratings categories or, if unrated, of comparable quality, at the time of purchase. We have removed the statement that the Fund may invest in other debt securities, which, like the use of the word “primarily,” was intended to address other possible investment vehicles, not credit quality. While continued use of the word “primarily” is appropriate, other investment types, if any, would not represent a principal investment strategy.

Comment #15: Pg. 17, Statutory Prospectus – Principal Investment Strategy. Please revise the wording of the Fund’s 80% policy to reflect that 80% of the assets are invested in intermediate term securities rather than securities with a weighted average maturity of three to ten years.

Fund Response: The Fund revised the wording of its 80% policy.

Comment #16: Pg. 17, Statutory Prospectus – Principal Investment Risks, Interest Rate Risk. The example included in the risk, “If a portfolio has a three year average maturity, then a 1% increase in interest rates would cause an estimated 3% decline in asset value of the portfolio” is really a duration example, not maturity.

Fund Response: The Fund determined that the example within the risk factor was not necessary and it has been removed.

Comment #17: Pg. 21, Statutory Prospectus – Principal Investment Strategy. The language indicates that “the Fund invests primarily in debt obligations… that are rated within the three highest ratings categories assigned by a [NRSRO], or of comparable quality.” What else does it invest in; any preferred or common stock? Further below, it indicates that “the Fund may invest in other debt securities.” If there are other types of investments, including other debt securities, that are part of the Fund’s Principal Investment Strategy, disclose the types and credit quality. If there are any that are lower credit quality, include a junk bond risk factor. Also need to add, “or if unrated,” prior to “comparable quality.”

Fund Response: The Fund does not invest in any debt obligations that are not rated within the three highest ratings categories, or if unrated, of comparable quality, at the time of purchase. We have removed the statement that the Fund may invest in other debt securities, which, like the use of the word “primarily,” was intended to address other possible investment vehicles, not credit quality. While continued use of the word “primarily” is appropriate, other investment types, if any, would not represent a principal investment strategy.

Comment #18: Pg. 21, Statutory Prospectus – Principal Investment Risks, Interest Rate Risk. The example included in the risk, “If a portfolio has a three year average maturity, then a 1% increase in interest rates would cause an estimated 3% decline in asset value of the portfolio” is really a duration example, not maturity.

Fund Response: The Fund determined that the example within the risk factor was not necessary and it has been removed.

Comment #19: Pg. 25, Statutory Prospectus – Principal Investment Strategy. The language indicates that “the Fund invests at least 65% of its assets in municipal bonds and debentures that are rated within the three highest ratings categories assigned by a [NRSRO], or of comparable quality.” Further below, it indicates that “the Fund may invest in other debt securities.” What makes up the other 35%? If there are other types of investments, including other debt securities, that are part of the Fund’s Principal Investment Strategy, disclose the types and credit quality. If there are any that are lower credit quality, include a junk bond risk factor. Also need to add, “or if unrated,” prior to “comparable quality.”

Fund Response: The Fund does not invest in any debt obligations that are not rated within the four highest ratings categories or, if unrated, of comparable quality, at the time of purchase. As such, a “junk bond” risk factor is not warranted. With respect to the percentages, we have added language to clarify that 65% is invested, at the time of purchase, in the three highest categories, while the remaining 35% may be invested in the four highest categories.

Comment #20: Pg. 25, Statutory Prospectus – Principal Investment Strategy. The second paragraph indicates that the Fund “will utilize credit enhancers.” Need to describe in the strategy what is included. If derivatives are included, in the comment response letter, please explain how derivatives are valued towards meeting the 80% of assets invested in intermediate tax-free bonds test. Confirm that notional value is not used.

Fund Response: The reference to “credit enhancers” does not include derivatives. Language has been included to indicate that the Fund looks for insurance on bonds to enhance credit worthiness.

Comment #21: Pg. 29, Statutory Prospectus – Principal Investment Strategy, 4th Paragraph. Exchange-traded funds are mentioned. If a principal strategy, add a principal risk. Otherwise, remove reference.

Fund Response: The Fund added an exchange-traded fund risk factor.

Comment #22: Pg. 29, Statutory Prospectus – Principal Investment Strategy, Final Paragraph. The disclosure indicates that “the Fund may invest in other equity and debt securities.” If there are other types of investments, including other equity and debt securities, that are part of the Fund’s Principal Investment Strategy, disclose the types and credit quality. If there are any that are lower credit quality, include a junk bond risk factor.

Fund Response: Other investment types, if any, do not represent a principal investment strategy so the language has been removed.

Comment #23: Pg. 33, Statutory Prospectus – Principal Investment Strategy. Please revise the wording describing the Fund’s 80% policy in the 2nd paragraph.

Fund Response: The Fund revised the wording.

Comment #24: Pg. 36, Statutory Prospectus – Principal Investment Strategy. The Fund may invest in fixed income securities of any credit quality. Please add a junk bond risk.

Fund Response: The Fund made the suggested revision.

Comment #25: Pg. 36, Statutory Prospectus – Principal Investment Risks. Leverage Risk is included. Please include a description in the Strategy Section of the use of leverage.

Fund Response: The Fund does not use leverage so the risk factor has been removed.

Comment #26: Pg. 40, Statutory Prospectus – Principal Investment Strategy. Add a risk to address the fact that the Fund is not diversified.

Fund Response: The Fund made the suggested revision.

Comment #27: Pg. 42, Statutory Prospectus – Annual Total Returns. Please change the formatting of the table for ease of interpretation.

Fund Response: The Fund made the suggested format change.

Comment #28: Pg. 19, Statement of Additional Information – Investment Restrictions, #13(a). Clarify that that the portion of the section from “bank certificates of deposit” to the end of sub-section (a) only applies to the money market funds.

Fund Response: The Fund added clarifying language.

Comment #29: Signature Page – need to include the Board Resolutions authorizing execution pursuant to Rule 483(b) of the ’33 Act.

Fund Response: The Fund will file an authorizing Board Resolution with the next filing if it is executed pursuant to a power of attorney.

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

4.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

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If you have any questions or additional comments, please call me at the number set forth above.

     /s/ Amy Newsome